UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joshua H. Levine
President and Chief Executive Officer
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With Copies to:

Scott M. Stanton, Esq. Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, California 92130 (858) 720-5100	Joseph A. Newcomb, Esq. Vice President, Secretary and General Counsel Mentor Corporation 201 Mentor Drive Santa Barbara, California 93111 (805) 879-6000

     This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Mentor Corporation (the “Company”) initially filed on December 12, 2008 (as amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by Maple Merger Sub, Inc., a Minnesota corporation (“Offeror”), and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent” or “Johnson & Johnson”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on December 12, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.10 per share, at a purchase price of $31.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 8. Additional Information.
Item 8 is amended and supplemented by adding the following text thereto:
“Expiration of the Offer”
     “At 5:00 p.m., New York City time, on January 16, 2009, the Offer expired as scheduled. The Offer was not extended. Based on the information provided by the Depositary to Johnson & Johnson, as of the expiration of the Offer, approximately 31,456,557 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer, including approximately 4,632,228 Shares subject to guaranteed delivery procedures. The Offeror has accepted for payment all Shares validly tendered and not properly withdrawn. The Shares validly tendered and not properly withdrawn represent approximately 92.9% of the Shares outstanding.
     On January 17, 2009, Johnson & Johnson issued a press release announcing that the Offeror would commence a subsequent offering period for all remaining untendered Shares effective as of 9:00 a.m., New York City time, on January 20, 2009. The subsequent offering period will expire at 12:00 midnight, New York City time, on January 22, 2009, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period is scheduled to expire.
     The same $31.00 per Share price, net to the seller in cash, without interest and less any required withholding taxes, offered in the initial offering period will be paid during the subsequent offering period. The Offeror will immediately accept for payment all Shares validly tendered during the subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period, except that (1) Shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Exchange Act, Shares tendered during the subsequent offering period may not be withdrawn. Shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.
     The full text of the press release issued by Johnson & Johnson regarding the expiration of the Offer and the announcement of the subsequent offering period is set forth as Exhibit (a)(2)(Q) hereto and is incorporated by reference herein.”

Item 9. Exhibits.
Item 9 is amended and supplemented by adding the following exhibit:
“(a)(2)(Q)	Press Release issued by Johnson & Johnson on January 17, 2009 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 20, 2009
By: /s/ Joseph A. Newcomb
Name: Joseph A. Newcomb
Title: Vice President, Secretary and General Counsel